Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 4, 2006
Registration No. 333-133563

2,000,000 Shares

GulfMark Offshore, Inc.

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	GulfMark Offshore, Inc. (“GulfMark”)

Ticker / Exchange:	GMRK / NASDAQ Global Select Market

Offering size:	2,000,000 shares

Common Stock Outstanding after the Offering:	22,677,903 shares

Overallotment Option:	300,000 shares. If the underwriter exercises its overallotment option in full, the total number of shares of common stock offered will be 2,300,000 shares and the total number of outstanding shares of GulfMark’s common stock after the offering will be 22,977,903.

Price to GMRK:	$38.50 per share

Net Proceeds to GMRK:	GulfMark estimates that it will receive net proceeds from this offering of $76.9 million ($88.4 million if the underwriter exercises its overallotment option in full), after deducting estimated offering expenses of $150,000 payable by it.

Use of Proceeds:	GulfMark intends to use the net proceeds of this offering to repay amounts borrowed under its existing credit facility and for general corporate purposes, which may include funding of its new vessel construction program and the acquisition of other vessels. Net proceeds will be invested in short-term investments until they are used. The indebtedness outstanding on our revolving credit facility is due on June 5, 2013. Based upon a December 4, 2006 exchange rate, the current amount outstanding is $45.6 million, with interest rates of 6.06% for $11.0 million outstanding, 5.825% for 15.0 million British Pound Sterling outstanding, and 4.24% for 30.0 million Norwegian Kroner outstanding. We used the proceeds to refinance our previous credit facility to finance our new build program and to satisfy mortgages on two vessels.

Trade Date:	December 4, 2006

Settlement Date:	December 7, 2006

Sole Underwriter:	Jefferies & Company, Inc.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING (713) 963-9522.